UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

 BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,
SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Free translation into English

December 31, 2024

Messrs.

Superintendencia del Mercado de Valores

Ref.: Notice of Material Information

Dear Sirs:

Through this notice and in accordance with Article 16.1 of the Regulation on Material and Reserved Information, SMV Resolution No. 005-2014-SMV-01, we inform you that:

Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) is pleased to announce that S&P Global Ratings (“S&P”) has initiated credit coverage of the company and has assigned it a rating of BB-, with a stable outlook. This rating reflects an increase in production, a greater diversification of operations, and a low level of leverage.

S&P highlights Buenaventura’s projected production growth, driven by the restart of Uchucchacua Yumpag. Additionally, S&P also highlights that Buenaventura benefits from a diversified portfolio of mines and investments, such as Cerro Verde, that produce both precious and base metals, as well as sound leverage management and an adequate capital structure.

This new credit rating reaffirms Buenaventura’s commitment to generating greater value for its shareholders. Our efforts are focused on mitigating the risks associated with the construction of San Gabriel, complying with the established deadlines and CAPEX, and further optimizing the cost reduction of our operations to increase profitability and maintain a sound financial position.

Sincerely,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: January 3, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer